Filed Pursuant to Rule 424(b)(3)

File No. 333-118026

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus Dated November 16, 2005)

Oscient Pharmaceuticals Corporation

$152,750,000

3 1/2% Senior Convertible Notes due 2011 and

the Shares of Common Stock

Issuable Upon Conversion Thereof

This prospectus supplement relates to the resale from time to time by the holders of our 3 1/2% Senior Convertible Notes due 2011 and the shares of common stock issuable upon conversion thereof.

You should read this prospectus supplement in conjunction with the prospectus dated November 16, 2005, and this prospectus supplement is qualified in its entirety by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. The prospectus is to be delivered with this prospectus supplement. The terms of the notes and the common stock issuable upon conversion of the notes are set forth in the prospectus.

Our common stock is quoted on The Nasdaq National Market under the symbol “OSCI.” On February 6, 2006, the last reported sale price of our common stock was $2.16 per share.

Investing in these securities involves risk. See “Risk Factors” beginning on page 6 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the prospectus or the documents incorporated by reference therein. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 7, 2006.

The section of the prospectus entitled “Oscient Pharmaceuticals Corporation” is amended and restated in its entirety to read as follows:

Oscient Pharmaceuticals Corporation

We are a biopharmaceutical company committed to the clinical development and commercialization of novel therapeutics to address unmet medical needs. We currently promote two products in the U.S. pharmaceutical market. Our lead product is FACTIVE (gemifloxacin mesylate) tablets, approved by the FDA for the treatment of acute bacterial exacerbations of chronic bronchitis and mild to moderate community-acquired pneumonia. We also co-promote Auxilium Pharmaceuticals’ TESTIM, a 1% testosterone gel indicated for the treatment of male hypogonadism. Additionally, we have a novel antibiotic candidate, Ramoplanin, in development for the treatment of Clostridium difficile-associated disease.

The risk factor entitled “We cannot expand the indications for which we will market FACTIVE unless we receive FDA approval for each additional indication. Failure to expand these indications will limit the size of the commercial market for FACTIVE” is amended and restated in its entirety to read as follows:

We cannot expand the indications for which we will market FACTIVE unless we receive FDA approval for each additional indication. Failure to expand these indications will limit the size of the commercial market for FACTIVE.

In April 2003, FACTIVE tablets were approved by the FDA for the treatment of community-acquired pneumonia of mild to moderate severity and acute bacterial exacerbations of chronic bronchitis. One of our objectives is to expand the indications for which FACTIVE is approved for marketing by the FDA, including for the indication of acute bacterial sinusitis, or ABS, as well as a five day course of treatment for CAP. In November of 2005, we submitted a supplemental New Drug Application (sNDA) to the FDA seeking approval for the use of FACTIVE for the five-day treatment of acute bacterial sinusitis, or ABS, and the five-day treatment of CAP. On January 19, 2006, the FDA accepted for filing our sNDA for 5-day CAP but refused to accept the sNDA filing for ABS. In its refusal to accept the sNDA filing for ABS, the FDA indicated that FACTIVE did not exhibit an acceptable risk versus benefit profile for the ABS indication. In addition, the FDA expressed the opinion that demonstrating an acceptable risk versus benefit profile for FACTIVE in ABS was not feasible, given the FDA’s view of the potential risk of rash in those patients. We cannot guarantee the timing of any future resubmission of an sNDA for ABS or that such a submission would not be similarly rejected. The FDA has granted a standard ten-month review period for the five-day CAP sNDA. We cannot be certain whether additional data will be required, if we will be required to conduct additional clinical trials or if the five-day CAP sNDA will ultimately be approved. In order to market FACTIVE for other indications, we will need to conduct additional clinical trials, obtain positive results from those trials and obtain FDA approval for such proposed indications. If we are unsuccessful in expanding the approved indications for the use of FACTIVE, the size of the commercial market for FACTIVE will be limited.

The first paragraph of the risk factor entitled “Clinical trials are costly, time consuming and unpredictable, and we have limited experience conducting and managing necessary preclinical and clinical trials for our product candidates” is amended and restated in its entirety to read as follows:

We are currently conducting a Phase IV post-approval clinical trial relating to FACTIVE tablets in compliance with FDA requirements pursuant to the product’s approval. If we choose to resubmitting an sNDA for FACTIVE for the treatment of acute bacterial sinusitis we would need to conduct significant additional trials prior to resubmission. Such trials would entail significant time and expense and the FDA has indicated doubt as to the likelihood of their success. Additionally, clinical trials may be necessary to gain approval to market the product for the treatment of acute bacterial sinusitis or other indications/formulations.

The section of the prospectus entitled “Selling Stockholders” is amended and restated in its entirety to read as follows:

Selling Stockholders

We originally issued the notes in private placements in May 2004. $143,750,000 aggregate principle amount of notes were issued to two initial purchasers pursuant to one indenture, and the remaining $9,000,000 aggregate principle amount of notes were issued to another purchaser on the same terms and conditions pursuant to a substantially identical indenture. Some of the notes were resold by the initial purchasers to persons they or their agents reasonably believed to be qualified institutional buyers under Rule 144A under the Securities Act. Selling securityholders, including, to the extent permitted, their transferees, pledges or donees or their successors, may use this prospectus to offer and sell the notes and the shares of our common stock issuable upon conversion of the notes.

The table below sets forth information about the beneficial ownership of the notes and shares of our common stock by each selling securityholder who has timely provided us with a completed and executed notice and questionnaire stating its intent to use this prospectus to sell or otherwise dispose of notes and/or shares of our common stock that may be issuable upon conversion of the notes.

We have prepared this table using information furnished to us by DTC and/or by or on behalf of the selling securityholders. Except as otherwise indicated below, to our knowledge, no selling securityholder nor any of its affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

Our registration of the notes and the shares of our common stock that may be issuable upon conversion of the notes does not mean that the selling securityholders identified below will sell all or any of these securities. In addition, the selling securityholders may have sold, transferred or disposed of all or a portion of their notes since the date on which they provided the information regarding their holdings in transactions exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and any changed information will be provided in supplements to or amendments of this prospectus, or registration statement of which this prospectus is a part, if and when necessary.

Name (1)	Principal Amount of Notes Beneficially Owned That May be Sold	Number of Shares of Common Stock Issuable Upon Conversion That May be Sold (2)	Number of Shares of Common Stock Beneficially Owned After Offering (3)	Percentage of Common Stock Outstanding
Alexandra Global Master Fund Ltd.	$2,250,000.00	338,753	—	*
American Investors Life Insurance Company	$400,000.00	60,222	—	*
Argent Classic Convertible Arbitrage Fund, L.P.	$370,000.00	55,706	—	*
Argent Classic Convertible Arbitrage Fund II, L.P.	$60,000.00	9,033	—	*
Aristeia International Limited	$6,225,000.00	937,217	—	1.20%
Aristeia Trading LLC (4)	$1,275,000.00	191,960	—	*
City of Stamford Police Pension Fund	$250,000.00	37,639	—	*
Context Convertible Arbitrage Fund, LP	$150,000.00	22,583	—	*
Context Convertible Arbitrage Offshore, LTD	$350,000.00	52,694	—	*
DBAG London (5)	$5,254,000.00	791,027	—	1.02%
Deutsche Bank Securities Inc. (4)	$3,150,000.00	474,254	—	*
Dodeca Fund L.P.	$585,000.00	88,075	—	*
Evergreen Healthcare Fund (5)	$3,000,000.00	451,671	—	*
Guggenheim Portfolio Co. XV, LLC	$1,000,000.00	150,557	—	*
Inflective Convertible Opportunity Fund I, L.P.	$15,000.00	2,258	—	*
J.A. & Kathryn Albertson Foundation	$700,000.00	105,389	—	*
Jefferies & Company (4)	$350,000.00	52,694		*
KBC Financial Products USA, Inc. (4)	$500,000.00	75,278	—	*
National Bank of Canada c/o Putnam Lovell NBF Securities Inc. (5)	$3,500,000.00	526,949	—	*
Origin Capital Management, LLC	$2,224,000.00	334,838	—	*
QVT Fund LP	$4,746,000.00	714,543		*
RCG Halifax Master Fund, LTD (5)	$500,000.00	75,278	—	*

Name (1)	Principal Amount of Notes Beneficially Owned That May be Sold	Number of Shares of Common Stock Issuable Upon Conversion That May be Sold (2)	Number of Shares of Common Stock Beneficially Owned After Offering (3)	Percentage of Common Stock Outstanding
RCG Latitude Master Fund, LTD (5)	$2,000,000.00	301,114	—	*
Sagamore Hill Hub Fund, LTD	$40,000,000.00	6,022,284	—	7.25%
Tenor Opportunity Master Fund LTD	$4,500,000.00	677,506	—	*
Tribeca Investments LTD (5)	$10,000,000.00	1,505,571	—	1.92%
UBS O’Connor LLC f/b/o O’Connor Global Convertible Arbitrage Master Ltd.	$1,500,000.00	225,835	—	*
UBS O’Connor LLC f/b/o O’Connor PIPES Corporate Strategies Master Ltd.	$250,000.00	37,639	—	*
Xavex Convertible Arbitrage 5 Fund	$500,000.00	75,278	—	*
Xavex Convertible Arbitrage 10 Fund	$180,000.00	27,100		*

*	Less than 1%

(1)	Individuals and entities who receive shares of our common stock covered by this prospectus from a selling securityholder as a gift or in connection with a pledge, after the effective date of the registration statement of which this prospectus is a part, may sell up to 500 of those shares using this prospectus.

(2)	Assumes conversion of the full amount of notes held by the selling securityholder at the rate of approximately 150.5571 shares of our common stock per $1,000 in principal amount of the notes. The conversion rate and the number of shares of common stock issuable upon conversion of the notes may adjust under circumstances described under “Description Of Notes—Conversion Rights.” Accordingly, the number of shares of our common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the notes, cash will be paid instead of issuing any fractional shares.

(3)	Assumes that the selling securityholder has sold all the shares of our common stock shown as being issuable upon the assumed conversion of notes listed next to its name and represents additional shares of our common stock beneficially owned before the offering.

(4)	The selling securityholder has identified itself as a registered broker-dealer and is therefore an “underwriter” within the meaning of the Securities Act with respect to the securities being offered.

(5)	The selling securityholder has identified itself as an affiliate of a registered broker-dealer. The selling securityholder has represented to us that it purchased the notes in the ordinary course of business and that, at the time of purchase, it had no agreement or understanding with any person to distribute the notes.